SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 09, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35-3.0039609.0

MATERIAL FACT

In accordance with article 2 of CVM Instruction 358, Companhia Siderúrgica Nacional (“CSN” or “Company”) hereby informs its shareholders and the market in general that it will submit to shareholders’ approval at the Annual and Extraordinary Shareholders' Meetings to be held at the Company’s headquarters on April 28, 2015, at 11:00 a.m. (“Shareholders' Meeting”), the proposal for the merger, by the Company, of its subsidiary CSN Cimentos S.A., inscribed in the roll of corporate taxpayers (CNPJ) under number 42.564.807/0001-05 (“CSN Cimentos”) (“Merger”).

The Merger, which will be effective only as of May 1, 2015, if approved, will optimize processes, maximize results and concentrate all commercial and administrative activities of both Companies within a single operational structure.

The Merger was carefully studied and examined at meetings held between the managements, technical departments and legal advisors of the companies involved, which concluded that the operation will result in significant economies of scale, either due to the immediate reduction of expenses related to the integration, synergy, standardization and rationalization of the operational and administrative activities, or due to financial impacts.

Given that all the shares issued by CSN Cimentos are currently held by the Company, the Merger will not imply capital increase or the issue of new Company shares. As a result, due to the Company’s capital remaining unaltered, it will not be necessary to establish any swap ratio due to the Merger.

The shareholders’ equity of CSN Cimentos was evaluated at book value, based on the specific balance sheets calculated on March 31, 2015, by APSIS Consultoria e Avaliações Ltda. (inscribed in the roll of corporate taxpayers (CNPJ/MF) under number 08.681.365/0001-30 and the Regional Accounting Council (CRC/RJ) under number 005112/O-9), a company specialized in appraisals appointed ad referendum of the Shareholders’ Meeting. As a result, the shareholders' equity value calculated by APSIS Consultoria e Avaliações Ltda. was one billion, one hundred nine million, six hundred sixty-two thousand, four hundred and forty-nine reais and twenty-five centavos (R$1,109,662,449.25);

Given that (i) the Company holds all the shares issued by CSN Cimentos, (ii) the Merger will not imply the Company’s capital increase, and (iii) there will be no changes to the Company’s shareholders’ interest due to the Merger, the Company submitted a request to the CVM’s Superintendence of Corporate Relations (“SEP”), based on CVM Resolution 559 and, through OFFICIAL LETTER/CVM/SEP/GEA-2/Nº 186/2014, the request was approved and, consequently, there was no need for (i) the preparation of the comparative appraisal reports mentioned in article 264 of Law 6404/76; (ii) the publication in the press of the Material Fact referred to in article 2 of CVM Instruction 319/99; and (iii) the preparation of the financial statements audited by the independent auditors, pursuant to article 12 of CVM Instruction 319/99.

The basis for the Merger, found in detail in the Protocol and Justification of Reasons for the Merger, is subject to the final approval by the Shareholders' Meetings of CSN and CSN Cimentos.  The Merger is not subject to approval by Brazilian or foreign anti-trust authorities.

CSN will assume all costs and expenses related to the Corporate Transaction. The total cost of the Corporate Transaction has been estimated at approximately one million and seven hundred thousand reais (R$1,700,000.00), including expenses with publications, appraisals, lawyers and other advisory expenses during the transaction.

The Protocol and Justifications of Reasons for the Merger, the Appraisal Report of CSN Cimentos and all other documents and information related to the Merger will be available to the shareholders as of today on the Company’s head offices and on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and on the Company’s investor relations website (www.csn.com.br/ri/).

São Paulo, April 09, 2015.

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 09, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.